

Mail Stop 4720

June 27, 2017

Yee Phong (Alan) Thian
Chairman, President and Chief Executive Officer
RBB Bancorp
660 S. Figueroa Street, Suite 1888
Los Angeles, CA 90017

> **Re: RBB Bancorp**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 16, 2017**
> **CIK No. 0001499422**

Dear Mr. Thian:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Non-GAAP Financial Measures

Adjusted Yield on Loans and Adjusted Net Interest Margin, page 58

1.   We note your discussion and presentation of adjusted yield on loans and adjusted net interest margin, which are non-GAAP financial metrics that exclude the impact of purchase accounting. It appears that disclosing financial metrics excluding the impact of purchase accounting represents an individually tailored recognition and measurement method which results in a misleading financial metric that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance. Therefore, please revise to eliminate the non-GAAP financial metrics that exclude the impact of purchase accounting.

Principal and Selling Shareholders, page 163

2.   We note your response to comment 7 stating among other things, that the families and related businesses are not required to be reported as a group for purposes of Exchange Act Rule 13d-3 and that the company's officers and directors are not beneficial owners of the "family" shares. In light of your other statement that disclosure of family holders was done because the company believed that the Rule 13d-3 beneficial ownership standard did not adequately "provide potential investors with an understanding of the overall family ownership of the [c]ompany," it is unclear how an investor should be interpreting the additional family holdings in making an investment decision. We also note that the language in the risk factor "An active, liquid trading market for our common stock may not develop …" on page 41 suggests that the non-executive directors, their families and affiliates collectively *control* 66.8% of the currently issued and outstanding shares of common stock. Considering your statement that there are no informal arrangements or understandings among any of the family members or related businesses with respect to their holdings of the company's common stock, please highlight for investors through proper risk factor disclosure any potential risks related to these extended family holdings.

3.   Refer to footnotes (1) and (3) of the tabular presentation on page 161. Please explain how (i) Mr. Thian as a part owner of Eastern Union and (ii) Mr. Chen with respect to the shares owned by the Chen Family Trust, are not considered beneficial owners of the related shares, regardless of whether or not they disclaim beneficial ownership.

4.   To the extent that the Principal Family Shareholders table is intended to capture the additional ownership of the related families outside of the current holdings of the officers and directors as reported pursuant to Rule 13d-3, please add a column which discloses the family holdings on a stand-alone basis, before aggregating with the holders of related officers and directors.

        You may contact John Spitz at (202) 551-3484, Staff Accountant, or H. Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3369 with any other questions.

                                                            Sincerely,

                                                            /s/ Era Anagnosti

                                                            Era Anagnosti
                                                            Legal Branch Chief
                                                            Office of Financial Services

cc: David Morris
        Loren P. Hansen